Caledonia Mining Corporation

(TSX: CAL, OTCQX: CALVF, AIM: CMCL)

Shareholders Approve the Reduction in Stated Capital and
Share Consolidation and Directors Declare Dividend

January 25, 2013: Caledonia Mining Corporation (“Caledonia”) is pleased to announce that the Special Meeting of the Caledonia Shareholders held on January 24th passed the following special resolutions:

•	approval of a reduction of Stated Capital of Caledonia’s common shares by 94.10% of the votes cast; and

•	approval for the issued and outstanding common shares of Caledonia to be consolidated on the basis of one (1) post-consolidation common share for every ten (10) common shares currently issued and outstanding by 89.54 % of the votes cast.

Information regarding the timing and implementation of the share consolidation and the date the consolidated shares will commence trading will be provided in due course.

Subsequent to the conclusion of the Special Meeting, Caledonia’s Board of Directors resolved to declare an initial dividend of $0.005 (one half-cent) Cdn. per non-consolidated share. Caledonia’s non-consolidated shares will commence trading ex-dividend on February 6, 2013. The dividends will be paid to the shareholders of record at the close of business on February 8, 2013.

Commenting on the declaration of the dividend, Stefan Hayden, Caledonia’s President and Chief Executive Officer, said: “The declaration of Caledonia’s initial dividend is a further milestone in Caledonia’s development as an emerging mid-tier gold miner and reflects Caledonia’s strong operational and financial performance. The dividend of one-half cent per pre-consolidated share is approximately one-tenth of Caledonia’s cash on hand. Caledonia retains the financial capacity to continue to invest in expanding its business.”

Further information regarding Caledonia’s exploration activities and operations along with its latest financials and Management Discussion and Analysis may be found at www.caledoniamining.com.

Caledonia Mining Corporation Mark Learmonth Tel: + 27 11 447 2499 marklearmonth@caledoniamining.com	Canaccord Genuity Limited Andrew Chubb / Sebastian Jones Tel: + 44 20 7523 8000

Newgate Threadneedle Beth Harris / Adam Lloyd Tel: +44 20 7653 9850	CHF Investor Relations Jeremy Hill Tel : +1 416 868 1079 x 238 jeremy@chfir.com